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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

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                           COPLEY PHARMACEUTICAL, INC.
                            (Name of Subject Company)

                     TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                         TEVA PHARMACEUTICALS USA, INC.
                           CARIBOU MERGER CORPORATION
                                    (Bidders)

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                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

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                                    21745K101
                      (CUSIP Number of Class of Securities)

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                                WILLIAM FLETCHER
                         TEVA PHARMACEUTICALS USA, INC.
                                650 CATHILL ROAD
                        SELLERSVILLE, PENNSYLVANIA 18960
                                 (215) 256-8400
                  (Name, Address and Telephone Number of Person
                authorized to Receive Notices and Communications
                            on Behalf of the Bidder)

                                 WITH A COPY TO:

                              PETER H. JAKES, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                          NEW YORK, NEW YORK 10019-6099
                            TELEPHONE: (212) 728-8000

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (as amended, the "Statement") filed with the Securities and Exchange Commission on August 16, 1999 by Caribou Merger Corporation, a Delaware corporation ("Purchaser"), relating to the purchase of all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Copley Pharmaceutical, Inc., a Delaware corporation (the "Company"), at $11.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 1999 (the "Offer to Purchase"), a copy of which is attached to the Statement as Exhibit
(a)(1), and in the related Letter of Transmittal, a copy of which is attached to the Statement as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer"). Purchaser is a wholly owned subsidiary of Teva Pharmaceuticals USA, Inc., a Delaware corporation ("Teva USA"), and was formed solely to effect the Offer and the transactions contemplated thereby. Teva USA is an indirect wholly owned subsidiary of Teva Pharmaceutical Industries Limited, a corporation organized under the laws of Israel ("Teva").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION.

     The information set forth in Item 10(c) is hereby amended and supplemented by the following:

     Early termination of the waiting period under the HSR Act with respect to the Offer and the Merger was granted effective as of August 25, 1999.



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                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 1999

                               TEVA PHARMACEUTICAL INDUSTRIES LIMITED


                               By:  /s/ Dan S. Suesskind
                                  ----------------------------------------------
                                  Name:  Dan S. Suesskind
                                  Title: Chief Financial Officer


                               TEVA PHARMACEUTICALS USA, INC.


                               By:   /s/ Peter R. Terreri
                                  ----------------------------------------------
                                  Name: Peter R. Terreri
                                  Title: Senior Vice President, Financing &
                                         Manufacturing


                               CARIBOU MERGER CORPORATION


                               By: /s/ Peter R. Terreri
                                  ----------------------------------------------
                                  Name: Peter R. Terreri
                                  Title: Vice President



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